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                                 EXHIBIT 12.1

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
        AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                                  DIVIDENDS

  The ratio of earnings to fixed charges for the Company (including its predecessor-in-interest, Sundance Enterprises, Inc., the partnerships affiliated with Sundance Enterprises, Inc., and the Company's subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of
(I) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.






                               6 MONTHS                             YEAR ENDED
                               ENDED                                DECEMBER 31,
                              6/30/97         1996         1995        1994         1993       1992
                              -------       -------       -------     -------      -------    -------
                                          (UNAUDITED, IN THOUSANDS)
Earnings:                                           (1)
  Net income (loss)            $ 13,917      $ 21,953      $ 13,591    $  8,924    $   288   $    272
  Add fixed charges other
  than capitalized interest       6,799        11,277         6,420       4,894      5,280      5,522
                               --------      --------      --------     -------     ------     ------

                                 20,716      $ 33,230      $ 20,011    $ 13,818    $ 5,568   $  5,794
                               ========      ========      ========    ========    =======    =======
Fixed Charges:
  Interest expense             $  6,799      $ 11,277      $  6,420    $  4,894    $ 5,280   $  5,522
  Preferred OP distribution       1,252         1,670            --          --         --         --
  Capitalized interest              255           380           192          58         --         --
                               --------      --------      --------    --------    -------   --------
  Total fixed charges          $  8,306      $ 13,327      $  6,612    $  4,952    $ 5,280   $  5,522
                               ========      ========      ========    ========    =======   ========
Ratio of Earnings to
  Fixed Charges:                 2.49:1        2.49:1        3.03:1      2.79:1     1.05:1     1.05:1




(1) Before extraordinary item